The Vantagepoint Funds
700 N. Capitol Street NE
Washington, D.C. 20002
April 25, 2012
By EDGAR
Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Vantagepoint Funds File Nos. 333-60789 and 811-08941
Dear Ms. O’Neal-Johnson:
     On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in our telephone call on April 16, 2012 (“Staff Comments”). This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 37 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) (the “Amended Registration Statement”) expected to be filed with the Commission on or about April 26, 2012.
     This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement). For reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.
STAFF COMMENTS FOLLOWED BY FUND RESPONSES
PROSPECTUS
Management and Subadviser Fees
1.	Confirm whether Subadviser Fees are paid out of Management fees.
Response:
     The fees paid to each subadviser are not paid out of Management fees but instead are paid separately by the Fund.

MS. O’Neal-Johnson
Securities and Exchange Commission
April 25, 2012

Low Duration Bond Fund
2.	Does the Low Duration Bond Fund invest in emerging market securities?
Response:
     The Low Duration Bond Fund currently has less than 5% of its net assets invested in emerging market securities and does not expect to exceed that percentage.
Credit Default Swaps
3.	Confirm that for all series of the Fund utilizing credit default swaps the notional value of the credit default swap will be covered for purposes of Section 18 of the Investment Company Act of 1940.
Response:
     The Fund’s Derivatives Policies and Procedures requires all series of the Fund utilizing credit default swaps to cover the notional value of the credit default swap entered into for Section 18 purposes. The Fund intends to comply with these policies and procedures.
High Yield Securities
4.	Disclosure relating to the Fund’s investments in securities that are rated below investment grade should note that such securities are commonly referred to as “junk bonds.”
Response:
     Please see pages 1 and 91 of the prospectus where such statements have been added and that will be included in the Amended Registration Statement to be filed on or about Thursday, April 26, 2012.
Derivatives
5.	The prospectus states that the Fund may utilize derivative instruments. Please consider the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

MS. O’Neal-Johnson
Securities and Exchange Commission
April 25, 2012

Response:
     As requested, we have considered the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”) and we believe that the Fund’s registration statement disclosure regarding derivatives usage is consistent with the ICI Letter.
Portfolio Managers
6.	Please confirm that all portfolio managers listed in the prospectus are jointly and primarily responsible for the day-to-day management of the series of the Fund (or a portion thereof, as applicable) as listed in the Prospectus.
Response:
     Management states that each subadviser has represented that all portfolio managers disclosed meet the standard for day-to-day management responsibilities set forth in Item 5(b) of Form N-1A (the “Form”). In addition, each subadviser has provided information relating to the roles of each named portfolio manager for purposes of Item 10(a)(2) of the Form.
Financial Intermediaries
7.	Confirm that neither the Fund nor any of its related parties pay financial intermediaries for the sale of Fund shares or related services and therefore the Fund does not need to include the statement required by Item 8 of Form N-1A.
Response:
     Neither the Fund nor any of its related parties pay financial intermediaries for the sale of Fund shares or related services and therefore the Fund does not need to include the statement required by Item 8 of the Form.
Inflation Protected Securities Fund
8.	If the Inflation Protected Securities Fund has a maturity strategy with respect to its investments, please describe that strategy.
Response:
     The Inflation Protected Securities Fund does not have a maturity strategy with respect to its investments.

MS. O’Neal-Johnson
Securities and Exchange Commission
April 25, 2012

Growth Fund – Annual Fund Operating Expenses
9.	Footnote 1 to the fee table is not permitted by Form N-1A and should be removed.
Response:
     Footnote 1 to the Growth Fund’s fee table has been deleted. Please see page 13 of the Amended Registration Statement.
Select Value Fund and Mid/Small Company Index Fund
10.	Regarding the Select Value Fund’s and Mid/Small Company Index Fund’s ability to invest in real estate investment trusts, confirm that the fees and expenses incurred indirectly by each series as a result of such investments do not exceed 0.01% of average net assets of such series or include a subcaption to the Annual Fund Operating Expense Table titled “Acquired Fund Fees and Expenses” as required by Instruction 3(f) of Item 3 of Form N-1A.
Response:
     The fees and expenses incurred indirectly by each of the Select Value Fund and the Mid/Small Company Index Fund as a result of each series’ respective investments in real estate investment trusts did not exceed 0.01% of average net assets of each such series for the year ended December 31, 2011.
Derivative Instrument Limitations
11.	For any series that states in the prospectus a percentage limitation on a series’ investments in derivative instruments, please explain how such limit is calculated.
Response:
     For purposes of calculating a series’ percentage limitation on investments in derivative instruments, the market value of all derivative instruments held by a series is divided by such series’ total net assets.
Discovery Fund
12.	Please explain why there is High Yield Securities Risk for this series when there is no high yield securities strategy described in the principal investment strategy section of the prospectus for this series.

MS. O’Neal-Johnson
Securities and Exchange Commission
April 25, 2012

Response:
     High Yield Securities Risk is included for the Discovery Fund because of its ability to invest in U.S. and foreign convertible securities, which generally tend to be of lower credit quality. For better clarity on this point, the High Yield Securities Risk disclosure has been moved to immediately following the Convertible Securities Risk disclosure. Please see page 23 of the Amended Registration Statement.
Milestone Fund Glide Path
13.	Please update the glide path for each relevant Milestone Fund to show the current year asset mix.
Response:
     Glide paths for the relevant Milestone Funds have been updated to show the current year asset mix. Please see pages 61, 65, 69, 73, 77, and 81 of the Amended Registration Statement for the updated glide paths. The glide paths for the Milestone 2040 Fund and Milestone 2045 Fund did not change as the current year asset mix for each of these series remains the same.
Milestone 2045 Fund
14.	Please update footnote 3 to the Annual Fund Operating Expenses table.
Response:
     Footnote 3 to the Annual Fund Operating Expenses table for the Milestone 2045 Fund has been updated in relevant part to state that “The investment adviser has agreed to waive fees or reimburse expenses until April 30, 2013. . .” Please see page 87 of the Amended Registration Statement.
Statement of Additional Information
15.	Please confirm that the Statement of Additional Information will be updated in the Fund’s annual update 485(b) filing.
Response:
     The Statement of Additional Information will be updated in the Fund’s annual 485(b) filing.

*	*	*	*

MS. O’Neal-Johnson
Securities and Exchange Commission
April 25, 2012

          The Fund hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Any questions regarding the above responses or the Amended Registration Statement should be directed to either Catherine Taulbee at (202) 962-4600 x4998 or Amy Ward Pershkow at (202) 263-3336.
          Thank you for your attention to this filing.
Very truly yours,
/s/ Catherine J. Taulbee
Catherine J. Taulbee

FUND SUMMARIES

Low Duration Bond Fund

Investment Objective
To seek total return that is consistent with preservation of capital.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)

Management fees	0.10%
Subadviser fees	0.14%
Other expenses	0.38%
Total annual fund operating expenses	0.62%

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$64
3 years	$199
5 years	$347
10 years	$776

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 66% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests, under normal circumstances, at least 80% of its net assets in bonds and other fixed income securities of varying maturities, and normally invests at least 65% of its net assets in bonds and other fixed income securities with more than one year to maturity. The Fund seeks to maintain a portfolio effective duration of no greater than three years (effective duration is a measure of the expected change in value of a fixed income security for a given change in interest rates; see Interest Rate Risk below).

Investments selected by the Fund’s subadvisers are based on their analysis of securities, sectors, and anticipated changes in interest rates. To provide return opportunities, the Fund invests in fixed income securities that the Fund’s subadvisers believe offer attractive yields and are priced below fair market value relative to securities of similar credit quality and interest rate sensitivity.

The Fund’s investments in fixed income securities may include:

•	securities issued or guaranteed by the U.S. Government or foreign governments and their agencies or instrumentalities, or supra-national organizations (such as the World Bank);
•	securities issued by U.S. or foreign companies;
•	U.S. and foreign mortgage-backed securities;
•	U.S. and foreign asset-backed securities; and
•	municipal securities.

The Fund generally invests in investment grade fixed income securities (i.e., securities rated within the four highest grades by a major ratings agency or unrated securities that the Fund’s subadvisers determine are of comparable quality). The Fund may invest up to 10% of its net assets in securities that are rated below investment grade (commonly known as “high yield securities” or “junk bonds”) or are unrated securities that the Fund’s subadvisers determine are of comparable quality. The Fund may invest up to 30% of its net assets in foreign securities. The Fund primarily invests in securities that are denominated in the U.S. dollar, but can invest up to 10% of its net assets in securities that are denominated in foreign currencies.

The Fund also may invest up to 10% of its net assets in derivative instruments. The Fund’s subadvisers may use futures, options, and swap agreements to manage risk or obtain or adjust investment exposure. The Fund’s subadvisers also may use forward currency contracts to obtain or adjust investment exposure or to manage foreign currency risks. The Fund’s investments in credit default swaps, if any, will be less than 5% of the Fund’s net assets.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund’s principal investment risks are summarized below:

Credit Risk—An issuer of a fixed income security may be unable or unwilling to make payments of principal or interest to the holders of such securities or may declare bankruptcy. These events could cause the Fund to lose money.

Interest Rate Risk—Fixed income securities fluctuate in value as interest rates change. When interest rates rise, the market prices

Growth Fund

Investment Objective
To offer long-term capital growth.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)

Management fees	0.10%
Subadviser fees[1]	0.31%
Other expenses	0.38%
Total annual fund operating expenses[1]	0.79%

[1]	Fees and expenses have been restated to reflect current fees and expenses.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$81
3 years	$253
5 years	$440
10 years	$981

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 70% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests, under normal circumstances, primarily in U.S. common stocks that are considered by the Fund’s subadvisers to have above-average potential for growth. The subadvisers emphasize stocks of seasoned medium- and large-capitalization firms.

The Fund also may invest in:

•	foreign equity securities;
•	small-capitalization equity securities;
•	U.S. preferred stock; and
•	U.S. convertible securities.

The term “equity securities” refers to both common and preferred stock.

Preferred stocks tend to have lower credit ratings than bonds issued by the same entity. In addition, convertible bonds frequently have credit ratings that are below investment grade or are unrated.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund’s principal investment risks are summarized below:

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

Preferred Stock Risk—Preferred stockholders may have more limited voting rights than common stockholders. Holders of a company’s debt securities are generally paid before holders of the company’s preferred stock. The value and volatility of preferred stock may be dependent on factors that affect both fixed income securities and equity securities.

Foreign Securities Risk—Investments in foreign securities may involve the risk of loss due to political, economic, legal, regulatory, and operational uncertainties; differing accounting and financial reporting standards; limited availability of information; currency fluctuations; and higher transaction costs.

Foreign Currency Risk—Investments in securities denominated in foreign currencies may experience gains or losses solely based on changes in the exchange rate between foreign currencies and the U.S. dollar.

Growth Style Risk—The prices of growth-oriented equity securities may fall or fail to appreciate as anticipated by a subadviser, regardless of movements in the securities markets. Equity securities representing a growth style may be out of favor in the market and the prices of growth-oriented equity securities may be more sensitive to changes in current or expected earnings than other styles of investing, particularly over shorter time periods.

Small-Cap Securities Risk—Investments in small-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of small-capitalization companies are generally subject to greater price volatility than those of larger companies due to: less certain growth prospects, the lower degree of liquidity in the markets for their securities, and the greater sensitivity of smaller companies to changing economic conditions. Also, small-

markets for their securities, and the greater sensitivity of smaller companies to changing economic conditions. Also, small-capitalization companies may have more limited product lines, fewer capital resources and less experienced management than larger companies.

Preferred Stock Risk—Preferred stockholders may have more limited voting rights than common stockholders. Holders of a company’s debt securities are generally paid before holders of the company’s preferred stock. The value and volatility of preferred stock may be dependent on factors that affect both fixed income securities and equity securities.

Foreign Securities Risk—Investments in foreign securities may involve the risk of loss due to political, economic, legal, regulatory, and operational uncertainties; differing accounting and financial reporting standards; limited availability of information; currency fluctuations; and higher transaction costs. These risks may be greater with respect to securities of companies located in emerging market countries. Investments in securities of issuers located in emerging market countries tend to be more volatile than investments in securities of issuers located in developed foreign countries.

Foreign Currency Risk—Investments in foreign currencies or securities denominated in foreign currencies (including derivative instruments that provide exposure to foreign currencies) may experience gains or losses solely based on changes in the exchange rate between foreign currencies and the U.S. dollar.

Convertible Securities Risk—Convertible securities generally tend to be of lower credit quality, and the value of a convertible security generally increases and decreases with the value of the underlying common stock, but may also be sensitive to changes in interest rates. The Fund could lose money if the issuer of a convertible security is unable to meet its financial obligations or declares bankruptcy.

High Yield Securities Risk—Fixed income securities that are rated below “investment grade” (commonly known as “high yield bonds” or “junk bonds”) or, if unrated, are considered by a subadviser to be of equivalent quality, are speculative and involve a greater risk of default than “investment grade” securities. The values of these securities are particularly sensitive to changes in interest rates, issuer creditworthiness, and economic and political conditions. The market prices of these securities may decline significantly in periods of general economic difficulty, may be harder to value, and may be less liquid than higher rated securities.

Municipal Securities Risk—The value of, payment of interest and repayment of principal with respect to, and the ability of the Fund to sell, a municipal security may be affected by constitutional amendments, legislative enactments, executive orders, administrative regulations and voter initiatives as well as the economics of the regions where the issuer is located. Certain municipal securities may be difficult to value or sell at a fair price.

Derivative Instruments Risk—Use of derivative instruments involves risks different from, or possibly greater than, the risks associated with more traditional investments, and may involve a small amount of investment relative to the amount of risk assumed. Risks associated with derivative instruments include: the risk that the other party to a derivative contract may not fulfill its obligations (counterparty risk); the risk that a particular derivative instrument, such as over-the-counter derivative instruments, may be difficult to purchase or sell (liquidity risk); the risk that certain derivative instruments are more sensitive to interest rate changes and market price fluctuations (interest rate and market risks); and the risk of mispricing or improper valuation of the derivative instrument, and the inability of the derivative instrument to correlate in value with its underlying asset, reference rate, or index (valuation risk). There is no assurance that the Fund’s use of any derivatives strategy will succeed, or that the Fund will not lose money.

Interest Rate Risk—Fixed income securities fluctuate in value as interest rates change. When interest rates rise, the market prices of fixed income securities will usually decrease; when interest rates fall, the market prices of fixed income securities usually will increase.

Credit Risk—An issuer of a fixed income security may be unable or unwilling to make payments of principal or interest to the holders of such securities or may declare bankruptcy. These events could cause the Fund to lose money.

Call Risk—A fixed income security may include a provision that allows the issuer to purchase the security back from its holder earlier than the final maturity date of the security, known as a “call feature.” Issuers often exercise this right when interest rates have declined, in which case, the Fund may be forced to reinvest the proceeds received at a lower interest rate.

Mortgage-backed Securities Risk—Defaults on the mortgages underlying mortgage-backed securities may adversely affect the value of these securities. These securities are also subject to interest rate risk, credit risk, prepayment risk, and extension risk. Certain mortgage-backed securities may be more volatile and less liquid than other traditional types of fixed income securities.

Asset-backed Securities Risk—Defaults on the assets underlying asset-backed securities may adversely affect the value of these securities. These securities are subject to risks associated with the nature of the underlying assets and are also subject to interest rate risk, credit risk, prepayment risk, and extension risk. Certain asset-backed securities may be more volatile and less liquid than other traditional types of fixed income securities.

U.S. Government Agency Securities Risk—Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Further, there is no assurance that the U.S. Government will provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) that issue or guarantee certain securities. If a government agency or a government-sponsored enterprise is unable to meet its obligations, the Fund may experience a loss.

Multi-Manager Risk—While VIA monitors each subadviser and the overall management of the Fund, each subadviser makes investment decisions independently from VIA and the other

The sequence of asset allocation changes that the Fund is expected to follow over time (“glide path”) is illustrated below.

The current asset mix (as of the date of this prospectus) is approximately 45% equity, 37% fixed income, and 18% multi-strategy. The asset mix will continue to become more conservative for 10 more years until the equity allocation is reduced to approximately 25%, the fixed income allocation is increased to approximately 55%, and the multi-strategy allocation is increased to approximately 20%. At that time (10 years after 2010), the Fund will reach its “landing point” and its target asset allocation will become constant. The glide path followed before October 30, 2007 did not incorporate the multi-strategy Fund. The glide path followed before January 4, 2010 had a different asset allocation and did not continue to age after the year in the Fund’s name. After the Fund reaches its final constant target allocations, the Fund’s investment adviser is expected to recommend, and the Fund’s Board of Directors may approve, combining the Fund with the Milestone Retirement Income Fund, which is expected to have approximately the same asset allocation as the Fund at that time.

All percentages referred to above are based on the Fund’s net assets.

This Fund may be appropriate for you if you retired in or around the year 2010 and would like to make gradual withdrawals from the Fund.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund is not a complete solution for all of your retirement savings needs. An investment in the Fund includes the risk of loss, including near, at or after the target date of the Fund. There is no guarantee that the Fund will provide adequate income at and through an investor’s retirement. Selecting the Fund (or any of The Vantagepoint Funds) does not guarantee that you will have adequate savings for retirement.

Asset Allocation Risk—Asset allocation risk is the risk that the selection of the underlying Funds and the allocation of Fund assets among them will cause the Fund to lose money or to underperform other funds with similar investment objectives. In addition, there is the risk that the asset classes favored by the allocations will not perform as expected. The Fund’s investment adviser may alter the Fund’s asset allocation, as well as its Fund-level allocations, for reasons other than the passage of time. Any changes made in the underlying Funds, such as changes in investment objectives or strategies, may affect the Fund’s performance.

The amount invested by this Fund in each underlying Fund is exposed to the same risks as that underlying Fund. These risks are summarized below.

Interest Rate Risk—Fixed income securities fluctuate in value as interest rates change. When interest rates rise, the market prices of fixed income securities will usually decrease; when interest rates fall, the market prices of fixed income securities usually will increase.

Credit Risk—An issuer of a fixed income security may be unable or unwilling to make payments of principal or interest to the holders of such securities or may declare bankruptcy. These events could cause the Fund to lose money.

Mortgage-backed Securities Risk—Defaults on the mortgages underlying mortgage-backed securities may adversely affect the value of these securities. These securities are also subject to interest rate risk, credit risk, prepayment risk, and extension risk. Certain mortgage-backed securities may be more volatile and less liquid than other traditional types of fixed income securities.

Convertible Securities Risk—Convertible securities generally tend to be of lower credit quality, and the value of a convertible security generally increases and decreases with the value of the underlying common stock, but may also be sensitive to changes in interest rates. A Fund could lose money if the issuer of a convertible security is unable to meet its financial obligations or declares bankruptcy.

Asset-backed Securities Risk—Defaults on the assets underlying asset-backed securities may adversely affect the value of these securities. These securities are subject to risks associated with the nature of the underlying assets and are also subject to interest rate risk, credit risk, prepayment risk, and extension risk. Certain asset-backed securities may be more volatile and less liquid than other traditional types of fixed income securities.

U.S. Government Agency Securities Risk—Securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. Further, there is no assurance that the U.S. Government will provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) that issue or guarantee certain securities. If a government agency or a government-sponsored enterprise is unable to meet its obligations, the Fund may experience a loss.

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

The sequence of asset allocation changes that the Fund is expected to follow over time (“glide path”) is illustrated below.

The current asset mix (as of the date of this prospectus) is approximately 53% equity, 30% fixed income and 17% multi-strategy. The asset mix will become progressively more conservative so that by the year 2015 (“target year”), the mix will approximate 47% equity, 36% fixed income, and 17% multi-strategy. The asset mix will continue to become more conservative for 10 more years until the equity allocation is reduced to approximately 25%, the fixed income allocation is increased to approximately 55%, and the multi-strategy allocation is increased to approximately 20%. At that time (10 years after 2015), the Fund will reach its “landing point” and its target asset allocation will become constant. The glide path followed before October 30, 2007 did not incorporate the multi-strategy Fund. The glide path followed before January 4, 2010 had a different asset allocation and did not continue to age after the year in the Fund’s name. After the Fund reaches its final constant target allocations, the Fund’s investment adviser is expected to recommend, and the Fund’s Board of Directors may approve, combining the Fund with the Milestone Retirement Income Fund, which is expected to have approximately the same asset allocation as the Fund at that time.

All percentages referred to above are based on the Fund’s net assets.

This Fund may be appropriate for you if you plan to begin making gradual withdrawals from the Fund, typically at or after your retirement, in or around the year 2015.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund is not a complete solution for all of your retirement savings needs. An investment in the Fund includes the risk of loss, including near, at or after the target date of the Fund. There is no guarantee that the Fund will provide adequate income at and through an investor’s retirement. Selecting the Fund (or any of The Vantagepoint Funds) does not guarantee that you will have adequate savings for retirement.

Asset Allocation Risk—Asset allocation risk is the risk that the selection of the underlying Funds and the allocation of Fund assets among them will cause the Fund to lose money or to underperform other funds with similar investment objectives. In addition, there is the risk that the asset classes favored by the allocations will not perform as expected. The Fund’s investment adviser may alter the Fund’s asset allocation, as well as its Fund-level allocations, for reasons other than the passage of time. Any changes made in the underlying Funds, such as changes in investment objectives or strategies, may affect the Fund’s performance.

The amount invested by this Fund in each underlying Fund is exposed to the same risks as that underlying Fund. These risks are summarized below.

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

Foreign Securities Risk—Investments in foreign securities may involve the risk of loss due to political, economic, legal, regulatory, and operational uncertainties; differing accounting and financial reporting standards; limited availability of information; currency fluctuations; and higher transaction costs. These risks may be greater with respect to securities of companies located in emerging market countries. Investments in securities of issuers located in emerging market countries tend to be more volatile than investments in securities of issuers located in developed foreign countries.

Small-Cap Securities Risk—Investments in small-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of small-capitalization companies are generally subject to greater price volatility than those of larger companies due to: less certain growth prospects, the lower degree of liquidity in the markets for their securities, and the greater sensitivity of smaller companies to changing economic conditions. Also, small-capitalization companies may have more limited product lines, fewer capital resources and less experienced management than larger companies.

Mid-Cap Securities Risk—Investments in mid-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of mid-capitalization companies generally trade in lower volume and are generally subject to greater and less predictable price changes than the securities of larger companies.

Convertible Securities Risk—Convertible securities generally tend to be of lower credit quality, and the value of a convertible security generally increases and decreases with the value of the underlying common stock, but may also be sensitive to changes in interest rates. A Fund could lose money if the issuer of a convertible security is unable to meet its financial obligations or declares bankruptcy.

The sequence of asset allocation changes that the Fund is expected to follow over time (“glide path”) is illustrated below.

The current asset mix (as of the date of this prospectus) is approximately 62% equity, 23% fixed income, and 15% multi-strategy. The asset mix will become progressively more conservative so that by the year 2020 (“target year”), the mix will approximate 47% equity, 36% fixed income, and 17% multi-strategy. The asset mix will continue to become more conservative for 10 more years until the equity allocation is reduced to approximately 25%, the fixed income allocation is increased to approximately 55%, and the multi-strategy allocation is increased to approximately 20%. At that time (10 years after 2020), the Fund will reach its “landing point” and its target asset allocation will become constant. The glide path followed before October 30, 2007 did not incorporate the multi-strategy Fund. The glide path followed before January 4, 2010 had a different asset allocation and did not continue to age after the year in the Fund’s name. After the Fund reaches its final constant target allocations, the Fund’s investment adviser is expected to recommend, and the Fund’s Board of Directors may approve, combining the Fund with the Milestone Retirement Income Fund, which is expected to have approximately the same asset allocation as the Fund at that time.

All percentages referred to above are based on the Fund’s net assets.

This Fund may be appropriate for you if you plan to begin making gradual withdrawals from the Fund, typically at or after your retirement, in or around the year 2020.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund is not a complete solution for all of your retirement savings needs. An investment in the Fund includes the risk of loss, including near, at or after the target date of the Fund. There is no guarantee that the Fund will provide adequate income at and through an investor’s retirement. Selecting the Fund (or any of The Vantagepoint Funds) does not guarantee that you will have adequate savings for retirement.

Asset Allocation Risk—Asset allocation risk is the risk that the selection of the underlying Funds and the allocation of Fund assets among them will cause the Fund to lose money or to underperform other funds with similar investment objectives. In addition, there is the risk that the asset classes favored by the allocations will not perform as expected. The Fund’s investment adviser may alter the Fund’s asset allocation, as well as its Fund-level allocations, for reasons other than the passage of time. Any changes made in the underlying Funds, such as changes in investment objectives or strategies, may affect the Fund’s performance.

The amount invested by this Fund in each underlying Fund is exposed to the same risks as that underlying Fund. These risks are summarized below.

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

Foreign Securities Risk—Investments in foreign securities may involve the risk of loss due to political, economic, legal, regulatory, and operational uncertainties; differing accounting and financial reporting standards; limited availability of information; currency fluctuations; and higher transaction costs. These risks may be greater with respect to securities of companies located in emerging market countries. Investments in securities of issuers located in emerging market countries tend to be more volatile than investments in securities of issuers located in developed foreign countries.

Small-Cap Securities Risk—Investments in small-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of small-capitalization companies are generally subject to greater price volatility than those of larger companies due to: less certain growth prospects, the lower degree of liquidity in the markets for their securities, and the greater sensitivity of smaller companies to changing economic conditions. Also, small-capitalization companies may have more limited product lines, fewer capital resources and less experienced management than larger companies.

Mid-Cap Securities Risk—Investments in mid-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of mid-capitalization companies generally trade in lower volume and are generally subject to greater and less predictable price changes than the securities of larger companies.

Equity Income/Interest Rate Risk—A Fund’s distributions to shareholders may decline when interest rates fall or when dividend income from investments in stocks decline.

Convertible Securities Risk—Convertible securities generally tend to be of lower credit quality, and the value of a convertible security generally increases and decreases with the value of the underlying common stock, but may also be sensitive to changes in interest rates. A Fund could lose money if the issuer of a convertible

The sequence of asset allocation changes that the Fund is expected to follow over time (“glide path”) is illustrated below.

The current asset mix (as of the date of this prospectus) is approximately 70% equity, 17% fixed income, and 13% multi-strategy. The asset mix will become progressively more conservative so that by the year 2025 (“target year”), the mix will approximate 47% equity, 36% fixed income, and 17% multi-strategy. The asset mix will continue to become more conservative for 10 more years until the equity allocation is reduced to approximately 25%, the fixed income allocation is increased to approximately 55%, and the multi-strategy allocation is increased to approximately 20%. At that time (10 years after 2025), the Fund will reach its “landing point” and its target asset allocation will become constant. The glide path followed before October 30, 2007 did not incorporate the multi-strategy Fund. The glide path followed before January 4, 2010 had a different asset allocation and did not continue to age after the year in the Fund’s name. After the Fund reaches its final constant target allocations, the Fund’s investment adviser is expected to recommend, and the Fund’s Board of Directors may approve, combining the Fund with the Milestone Retirement Income Fund, which is expected to have approximately the same asset allocation as the Fund at that time.

All percentages referred to above are based on the Fund’s net assets.

This Fund may be appropriate for you if you plan to begin making gradual withdrawals from the Fund, typically at or after your retirement, in or around the year 2025.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund is not a complete solution for all of your retirement savings needs. An investment in the Fund includes the risk of loss, including near, at or after the target date of the Fund. There is no guarantee that the Fund will provide adequate income at and through an investor’s retirement. Selecting the Fund (or any of The Vantagepoint Funds) does not guarantee that you will have adequate savings for retirement.

Asset Allocation Risk—Asset allocation risk is the risk that the selection of the underlying Funds and the allocation of Fund assets among them will cause the Fund to lose money or to underperform other funds with similar investment objectives. In addition, there is the risk that the asset classes favored by the allocations will not perform as expected. The Fund’s investment adviser may alter the Fund’s asset allocation, as well as its Fund-level allocations, for reasons other than the passage of time. Any changes made in the underlying Funds, such as changes in investment objectives or strategies, may affect the Fund’s performance.

The amount invested by this Fund in each underlying Fund is exposed to the same risks as that underlying Fund. These risks are summarized below.

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

Foreign Securities Risk—Investments in foreign securities may involve the risk of loss due to political, economic, legal, regulatory, and operational uncertainties; differing accounting and financial reporting standards; limited availability of information; currency fluctuations; and higher transaction costs. These risks may be greater with respect to securities of companies located in emerging market countries. Investments in securities of issuers located in emerging market countries tend to be more volatile than investments in securities of issuers located in developed foreign countries.

Small-Cap Securities Risk—Investments in small-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of small-capitalization companies are generally subject to greater price volatility than those of larger companies due to: less certain growth prospects, the lower degree of liquidity in the markets for their securities, and the greater sensitivity of smaller companies to changing economic conditions. Also, small-capitalization companies may have more limited product lines, fewer capital resources and less experienced management than larger companies.

Mid-Cap Securities Risk—Investments in mid-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of mid-capitalization companies generally trade in lower volume and are generally subject to greater and less predictable price changes than the securities of larger companies.

Equity Income/Interest Rate Risk—A Fund’s distributions to shareholders may decline when interest rates fall or when dividend income from investments in stocks decline.

Interest Rate Risk—Fixed income securities fluctuate in value as interest rates change. When interest rates rise, the market prices of fixed income securities will usually decrease; when interest rates fall, the market prices of fixed income securities usually will increase.

The sequence of asset allocation changes that the Fund is expected to follow over time (“glide path”) is illustrated below.

The current asset mix (as of the date of this prospectus) is approximately 78% equity, 11% fixed income, and 11% multi-strategy. The asset mix will become progressively more conservative so that by the year 2030 (“target year”), the mix will approximate 47% equity, 36% fixed income, and 17% multi-strategy. The asset mix will continue to become more conservative for 10 more years until the equity allocation is reduced to approximately 25%, the fixed income allocation is increased to approximately 55%, and the multi-strategy allocation is increased to approximately 20%. At that time (10 years after 2030), the Fund will reach its “landing point” and its target asset allocation will become constant. The glide path followed before October 30, 2007 did not incorporate the multi-strategy Fund. The glide path followed before January 4, 2010 had a different asset allocation and did not continue to age after the year in the Fund’s name. After the Fund reaches its final constant target allocations, the Fund’s investment adviser is expected to recommend, and the Fund’s Board of Directors may approve, combining the Fund with the Milestone Retirement Income Fund, which is expected to have approximately the same asset allocation as the Fund at that time.

All percentages referred to above are based on the Fund’s net assets.

This Fund may be appropriate for you if you plan to begin making gradual withdrawals from the Fund, typically at or after your retirement, in or around the year 2030.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund is not a complete solution for all of your retirement savings needs. An investment in the Fund includes the risk of loss, including near, at or after the target date of the Fund. There is no guarantee that the Fund will provide adequate income at and through an investor’s retirement. Selecting the Fund (or any of The Vantagepoint Funds) does not guarantee that you will have adequate savings for retirement.

Asset Allocation Risk—Asset allocation risk is the risk that the selection of the underlying Funds and the allocation of Fund assets among them will cause the Fund to lose money or to underperform other funds with similar investment objectives. In addition, there is the risk that the asset classes favored by the allocations will not perform as expected. The Fund’s investment adviser may alter the Fund’s asset allocation, as well as its Fund-level allocations, for reasons other than the passage of time. Any changes made in the underlying Funds, such as changes in investment objectives or strategies, may affect the Fund’s performance.

The amount invested by this Fund in each underlying Fund is exposed to the same risks as that underlying Fund. These risks are summarized below.

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

Foreign Securities Risk—Investments in foreign securities may involve the risk of loss due to political, economic, legal, regulatory, and operational uncertainties; differing accounting and financial reporting standards; limited availability of information; currency fluctuations; and higher transaction costs. These risks may be greater with respect to securities of companies located in emerging market countries. Investments in securities of issuers located in emerging market countries tend to be more volatile than investments in securities of issuers located in developed foreign countries.

Small-Cap Securities Risk—Investments in small-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of small-capitalization companies are generally subject to greater price volatility than those of larger companies due to: less certain growth prospects, the lower degree of liquidity in the markets for their securities, and the greater sensitivity of smaller companies to changing economic conditions. Also, small-capitalization companies may have more limited product lines, fewer capital resources and less experienced management than larger companies.

Mid-Cap Securities Risk—Investments in mid-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of mid-capitalization companies generally trade in lower volume and are generally subject to greater and less predictable price changes than the securities of larger companies.

Equity Income/Interest Rate Risk—A Fund’s distributions to shareholders may decline when interest rates fall or when dividend income from investments in stocks decline.

Interest Rate Risk—Fixed income securities fluctuate in value as interest rates change. When interest rates rise, the market prices of fixed income securities will usually decrease; when interest rates fall, the market prices of fixed income securities usually will increase.

The sequence of asset allocation changes that the Fund is expected to follow over time (“glide path”) is illustrated below.

The current asset mix (as of the date of this prospectus) is approximately 87% equity, 6% fixed income and 7% multi-strategy. The asset mix will become progressively more conservative so that by the year 2035 (“target year”), the mix will approximate 47% equity, 36% fixed income, and 17% multi-strategy. The asset mix will continue to become more conservative for 10 more years until the equity allocation is reduced to approximately 25%, the fixed income allocation is increased to approximately 55%, and the multi-strategy allocation is increased to approximately 20%. At that time (10 years after 2035), the Fund will reach its “landing point” and its target asset allocation will become constant. The glide path followed before October 30, 2007 did not incorporate the multi-strategy Fund. The glide path followed before January 4, 2010 had a different asset allocation and did not continue to age after the year in the Fund’s name. After the Fund reaches its final constant target allocations, the Fund’s investment adviser is expected to recommend, and the Fund’s Board of Directors may approve, combining the Fund with the Milestone Retirement Income Fund, which is expected to have approximately the same asset allocation as the Fund at that time.

All percentages referred to above are based on the Fund’s net assets.

This Fund may be appropriate for you if you plan to begin making gradual withdrawals from the Fund, typically at or after your retirement, in or around the year 2035.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund is not a complete solution for all of your retirement savings needs. An investment in the Fund includes the risk of loss, including near, at or after the target date of the Fund. There is no guarantee that the Fund will provide adequate income at and through an investor’s retirement. Selecting the Fund (or any of The Vantagepoint Funds) does not guarantee that you will have adequate savings for retirement.

Asset Allocation Risk—Asset allocation risk is the risk that the selection of the underlying Funds and the allocation of Fund assets among them will cause the Fund to lose money or to underperform other funds with similar investment objectives. In addition, there is the risk that the asset classes favored by the allocations will not perform as expected. The Fund’s investment adviser may alter the Fund’s asset allocation, as well as its Fund-level allocations, for reasons other than the passage of time. Any changes made in the underlying Funds, such as changes in investment objectives or strategies, may affect the Fund’s performance.

The amount invested by this Fund in each underlying Fund is exposed to the same risks as that underlying Fund. These risks are summarized below.

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

Foreign Securities Risk—Investments in foreign securities may involve the risk of loss due to political, economic, legal, regulatory, and operational uncertainties; differing accounting and financial reporting standards; limited availability of information; currency fluctuations; and higher transaction costs. These risks may be greater with respect to securities of companies located in emerging market countries. Investments in securities of issuers located in emerging market countries tend to be more volatile than investments in securities of issuers located in developed foreign countries.

Small-Cap Securities Risk—Investments in small-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of small-capitalization companies are generally subject to greater price volatility than those of larger companies due to: less certain growth prospects, the lower degree of liquidity in the markets for their securities, and the greater sensitivity of smaller companies to changing economic conditions. Also, small-capitalization companies may have more limited product lines, fewer capital resources and less experienced management than larger companies.

Mid-Cap Securities Risk—Investments in mid-capitalization companies involve greater risk than is customarily associated with investments in larger, more established companies. Equity securities of mid-capitalization companies generally trade in lower volume and are generally subject to greater and less predictable price changes than the securities of larger companies.

Equity Income/Interest Rate Risk—A Fund’s distributions to shareholders may decline when interest rates fall or when dividend income from investments in stocks decline.

Interest Rate Risk—Fixed income securities fluctuate in value as interest rates change. When interest rates rise, the market prices of fixed income securities will usually decrease; when interest rates fall, the market prices of fixed income securities usually will increase.

Milestone 2045 Fund

Investment Objective
To offer high total return consistent with the Fund’s current asset allocation.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)

Management fees	0.10%
Other expenses	0.26%
Acquired fund fees and expenses[1,2]	0.73%
Total annual fund operating expenses[1,2]	1.09%
Fee waiver and/or expense reimbursement[2,3]	0.00%
Total annual fund operating expenses after fee waiver and/or expense reimbursement[2,3]	1.09%

[1]	Shareholders of the Fund indirectly pay the fees and expenses of the Acquired funds. The Fund’s total annual fund operating expenses shown in this table do not correlate to the expense ratios shown in the Fund’s financial highlights for the most recent fiscal year, which reflect the Fund’s operating expenses and do not include Acquired fund fees and expenses.
[2]	Fees and expenses have been restated to reflect current fees and expenses.
[3]	The investment adviser has agreed to waive fees or reimburse expenses until April 30, 2013 to limit the Fund’s total annual operating expenses to 1.10%. After such date, this arrangement can be terminated by the investment adviser upon notification to the Fund’s Board of Directors.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that the contractual fee waiver and/or expense reimbursement described above expires on April 30, 2012 and therefore is only reflected in the 1 year example. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$112
3 years	$348
5 years	$604
10 years	$1,334

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 14% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests in a combination of other Vantagepoint Funds using an asset allocation strategy designed for investors who expect to begin making gradual withdrawals from the Fund, typically at or after retirement (assumed to occur at age 60), in or around the year 2045. The Fund invests in a combination of equity investments and fixed income investments. As time elapses, the Fund’s allocation to equity investments decreases, the Fund’s allocation to fixed income investments increases, and an allocation is added (and increased) to investments in asset classes and strategies that have historically exhibited a low correlation to traditional fixed income and equity investments (through the Diversifying Strategies Fund, a “multi-strategy” Fund) in a manner that the adviser believes to be appropriate, so that by June 30 of the year 2055 (10 years after the year indicated in the Fund’s name), the Fund’s net assets will be invested approximately 25% in equity Funds, 55% in fixed income Funds, and 20% in the multi-strategy Fund.

The Fund’s allocations will change over time. The Fund invests in the following Vantagepoint Funds at target allocations within the current ranges indicated:

Fixed Income Fund:	Allocation Range:

Core Bond Index Fund (Class I)	0% - 10%

Equity Funds:	Allocation Range:

Equity Income Fund	22% - 32%

Growth & Income Fund	11% - 21%

Growth Fund	8% - 18%

Mid/Small Company Index Fund (Class I)	15% - 25%

International Fund	14% - 24%

Subject to the supervision of the Funds’ Board of Directors, the Fund’s investment adviser may, at its discretion, increase or decrease the target allocations to the underlying Funds. The adviser monitors the Fund’s allocations and will “rebalance” its portfolio as necessary to return the Fund to, or close to, the intended asset allocation.

The Fund is designed to “age” so that its asset allocation becomes more conservative over time until it achieves a final constant asset allocation approximately 10 years after the year 2045. This is intended to reduce investment risk as investors move towards and into retirement.

up to 10% of its net assets in fixed income securities rated below investment grade2 (commonly known as “high yield securities” or “junk bonds”).1

The Fund may invest up to 30% of its net assets in foreign securities. The Fund primarily invests in securities that are denominated in the U.S. dollar, but can invest up to 10% of its net assets in securities denominated in foreign currencies.

The Fund also may invest up to 10% of its net assets in derivative instruments. The Fund’s subadvisers may use futures, options, and swap agreements to manage risk or obtain or adjust investment exposure. The Fund’s subadvisers also may use forward currency contracts to obtain or adjust investment exposure or to manage foreign currency risks. The Fund’s investments in credit default swaps, if any, will be less than 5% of the Fund’s net assets.

Subadvisers and Portfolio Managers

The Fund incorporates complementary portfolio management approaches. Information relating to individual subadvisers has been provided by the respective subadvisers. Each subadviser’s specific strategy is described below.

Payden & Rygel, 333 South Grand Avenue, Los Angeles, California 90071, serves as a subadviser to the Fund employing a low duration strategy. Payden & Rygel seeks to identify undervalued sectors and securities and make duration shifts to seek to add value. Quantitative techniques focused on quality, liquidity, and safety of principal are used to seek to control risk. Payden & Rygel has served as a subadviser since 2000.

Name	Five Year Business History	Role in Fund Management

Brian W. Matthews, CFA	With Payden & Rygel since 1986	Equal responsibility among team members
Mary Beth Syal, CFA	With Payden & Rygel since 1991	Equal responsibility among team members

STW Fixed Income Management LLC (“STW”), 6185 Carpinteria Avenue, Carpinteria, California 93013, serves as a subadviser to the Fund employing a low duration strategy. STW’s strategy is to focus exclusively on value added sector and securities selection with portfolio duration defined by the benchmark. STW has served as a subadviser since 2004.

Name	Five Year Business History	Role in Fund Management

William H. Williams	With STW for more than 30 years	Chief Investment Strategist, Portfolio Management, Portfolio Construction, Research
Edward H. Jewett	Joined STW in 1988	Investment Strategy, Portfolio Management, Portfolio Construction, Research, Trading
Richard A. Rezek, Jr., CFA	Joined STW in 2002	Investment Strategy, Portfolio Management, Portfolio Construction, Research, Trading
Andrew B.J. Chorlton, CFA	Joined STW in 2007; with AXA Investment Managers for 6 years prior to joining STW	Investment Strategy, Portfolio Management, Portfolio Construction, Research, Trading
Neil G. Sutherland, CFA	Joined STW in 2008; with AXA Investment Managers for 7 years prior to joining STW	Investment Strategy, Portfolio Management, Portfolio Construction, Research, Trading
Julio C. Bonilla, CFA	Joined STW in 2010	Portfolio Management, Portfolio Construction, Quantitative Research, Trading

The Fund’s SAI provides additional information about portfolio manager compensation, other accounts managed by the portfolio manager(s), and portfolio manager ownership of Fund shares.

Inflation Protected Securities Fund

Investment Objective—To offer current income.

Principal Investment Strategies—The Fund invests, under normal circumstances, at least 80% of its net assets in inflation-adjusted U.S. and foreign fixed income securities and normally invests at least 50% of its net assets in U.S. Treasury inflation-protected securities (“TIPS”). Inflation-adjusted securities are designed to protect the future purchasing power of the money invested in them; either their principal values or coupon rates are indexed to changes in inflation. These adjustments result in changes to the interest payments. These fixed income securities may include: (1) securities issued or guaranteed by the U.S. Government, foreign governments (national, regional, or local), and their agencies or instrumentalities, political subdivisions of foreign governments (such as provinces and municipalities), or supra-national organizations (such as the World Bank); (2) securities issued by U.S. and foreign companies; and (3) municipal securities.

The Fund generally invests in investment grade fixed income securities, which are securities rated within the four highest grades by at least one of the major rating agencies such as Standard & Poor’s (at least BBB), Moody’s (at least Baa), or Fitch (at least BBB), or are unrated securities that the Fund’s subadvisers determine are of comparable quality.